Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)

	Year Ended December 31,
	2014		2013		2012		2011		2010
Computation of Earnings:
Pretax loss from continuing operations before adjustment for noncontrolling interest and loss from equity investee	$(207,605)		$(36,826)		$(139,278)		$(82,046)		$(209,499)
Capitalized interest	(4,420)		(20,431)		(3,596)		—		—
Amortization of capitalized interest	1,685		941		632		631		631
Fixed charges (see below)	109,203		101,289		87,363		84,256		78,444

Total earnings	$(101,137)		$44,973		$(54,879)		$2,841		$(130,424)

Computation of Fixed Charges:
Estimated interest portion of rent	$5,641		$5,022		$4,595		$4,298		$4,384
Interest expense, including amortization of debt expense	99,142		75,836		79,172		79,958		82,941
Realized losses on derivative instruments included in interest expense	—		—		—		—		(8,881)
Capitalized interest	4,420		20,431		3,596		—		—

Total fixed charges	$109,203		$101,289		$87,363		$84,256		$78,444

Ratio of Earnings to Fixed Charges	—		—		—		—		—

Deficiency	$(210,340	)(a)	$(56,316	)(b)	$(142,242	)(c)	$(81,415	)(d)	$(208,868	)(e)

(a)	Earnings as adjusted were insufficient to cover our fixed charges by $210.3 million for the year ended December 31, 2014. Pretax loss from continuing operations for the year ended December 31, 2014 includes $199.5 million in asset impairment charges. In addition, 2014 includes a $22.6 million net gain on the sale of cold-stacked drilling rigs and a $19.9 million charge related to the retirement of our 7.125% senior secured notes and issuance of our 6.75% senior notes.
(b)	Earnings as adjusted were insufficient to cover our fixed charges by $56.3 million for the year ended December 31, 2013. Pretax loss from continuing operations for the year ended December 31, 2013 includes $114.2 million in asset impairment charges. In addition, 2013 includes an $11.5 million loss on the sale of Hercules 170, a $31.6 million gain for the Hercules 265 insurance settlement, a $14.9 million gain on equity investment and a $29.3 million charge related to the redemption of our 10.5% Senior Notes and issuance of our 7.5% Senior Notes.
(c)	Earnings as adjusted were insufficient to cover our fixed charges by $142.2 million for the year ended December 31, 2012. Pretax loss from continuing operations for the year ended December 31, 2012 includes $108.2 million in asset impairment charges. In addition, 2012 includes an $18.4 million gain on the sale of Platform Rig 3, a $27.3 million gain for the Hercules 185 insurance settlement as well as $9.2 million in loss on extinguishment of debt.
(d)	Earnings as adjusted were insufficient to cover our fixed charges by $81.4 million for the year ended December 31, 2011.
(e)	Earnings as adjusted were insufficient to cover our fixed charges by $208.9 million for the year ended December 31, 2010. Pretax loss from continuing operations for the year ended December 31, 2010 includes $122.7 million in impairment of property and equipment charges.